EXHIBIT 99.1

Lumenis Announces changes in

Lumenis Vision Strategic Business Unit

Yokneam, Israel, May 5th, 2008 – Lumenis Ltd. announced plans to align their Ophthalmic Strategic Business Unit (Lumenis Vision) for aggressive growth while at the same time ensuring the highest standards of quality and reliability.

Lumenis’ Ophthalmic Unit has been streamlined to report to Mr. Gideon Sturlesi, who will lead the unit for the present time in addition to his role as Lumenis’ Corporate Vice President for Business Development, and will replace Mr. Jake Vander Zanden, Sr. Vice President and General Manager of Lumenis’ Ophthalmic Strategic Business Unit who is leaving the company.

Mr. Sturlesi is a seasoned executive with experience in heading successful turnarounds with proven “hands on” management experience. Prior to joining Lumenis, Mr. Sturlesi served as co-founder of Galil Medical Ltd. and as CEO of its US activity, and was the founder and general partner of BioMedical Israel Ltd., a life-science private fund group. He was also founder and CEO of several start-ups in diversified medical applications and is a Venture Partner in the Ofer Hi-Tech Group. Mr. Sturlesi holds a BSc and MSc (cum-laude) from the Technion – Israel Institute of Technology and holds patents and has released publications in medical device technology.

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium, Viola Partners and Ofer Hi-Tech Group, invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com